Via Facsimile and U.S. Mail
Mail Stop 6010

November 15, 2006

Mr. G. Patrick Corydon
Senior Vice President and
Chief Financial Officer
Baldwin & Lyons, Inc.
1099 North Meridian Street
Indianapolis, IN 46204

Re: Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 000-05534

Dear Mr. Corydon:

We have reviewed your August 30, 2006 response to August 1, 2006 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Expense Reserves, page 28

1. We note your proposed disclosure in response to comment 1 part a from our letter. Please revise this disclosure to present the loss reserve information on a gross and not a net basis.

2. In your response to part d of comment 1, you state that you believe your current disclosure is more meaningful to investors. We note that you discuss your premiums and loss experience in your results of operations section of your MD&A by line of business. Although we do believe that disclosure regarding the type of insurance is important in helping an investor understand the impact of the development on your results of operations, we continue to believe that loss development disclosure by line of business would be beneficial to investors to help link the discussion between your results of operations, trends in incurred losses and loss development. Please reconcile your loss disclosure by type of insurance disclosure to losses by type of business. For your retrospectively-rated direct business, please confirm that you will quantify the amount of premium returned to policyholders in your disclosure. In addition, we believe the materiality of prior year loss development should be assessed as a percentage of net income in addition to prior year loss reserves. Accordingly, it appears that the $4.5 million of other prior year loss development is significant and should be discussed in more detail. Please provide an expanded discussion, in disclosure-type format, that address the items in comment 1 part d of our letter.

3. You state in your response to comment 1 part e that you did "not alter any key assumptions used in the reserving process and the process has proven to be fully adequate with no overall deficiencies developed since 1985." Although you have not experienced reserve deficiencies you have recognized reserve redundancies. On page eight you disclose that your reserve redundancies are due to improvements in frequency and severity. Therefore, it would appear that your severity and frequency assumptions are key assumptions that impact the volatility of the loss reserves. If you have not adjusted your severity and frequency assumptions in calculating the most recent estimate of the reserve given the historical changes and current trends, please discuss why you believe your current assumptions are appropriate.

4. We have read your response to comment 1 part f but continue to believe that disclosure illustrating the effect of changes in your key assumptions is useful to an investor. Please provide a sensitivity analysis around the key loss reserve assumptions which illustrates how reasonably likely changes in these assumptions would affect your results of operations.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant